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                              September 2, 2020

       Vlado Bosanac
       Chief Executive Officer
       MyFiziq Limited
       71-73 South Perth Esplanade
       Unit 5
       South Perth, WA 6151
       Australia

                                                        Re: MyFiziq Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August 7,
2020
                                                            CIK No. 0001815436

       Dear Mr. Bosanac:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. Please identify the underwriters of your offering in your next submission or filing.
       Prospectus Summary
       Recent Developments, page 4

   2. Please provide details concerning the agreement you entered into with Nuralogix to develop COVID-19
symptoms assessments. For example, disclose, if true, that this is a
 Vlado Bosanac
FirstName LastNameVlado Bosanac
MyFiziq Limited
Comapany 2,
September NameMyFiziq
             2020        Limited
September
Page 2    2, 2020 Page 2
FirstName LastName
         memorandum of understanding and not a definitive agreement. As another example, discuss the risks and limitations of facial scanning in assessing COVID-19 symptoms.
Implications of Our Being an    Emerging Growth Company", page 4

3. Please revise your disclosure to clarify that your intention to take advantage of the longer phase-in period for the adoption of new or revised accounting standards only applies if you elect to convert to reporting under U.S. GAAP while still an emerging growth company.
Business, page 32

4. Please disclose the material terms of your partner agreements. In addition, discuss how you will generate revenues under the agreements and what factors will determine the amount and timing of your revenues.
Related Party Transactions, page 51

5. Please file as exhibits the material agreements with related parties referenced in this section. Refer to Item 601(b)(10) of Regulation S-K.
Financial Statements - For the financial year ended 30 June 2019
Note 1. Summary of Significant Accounting Policies
(g) Revenue and other income, page F-34

6.       We note that you include revenue from your software development kits (
  SDK   ) as
         subscription revenue. Please tell us whether the SDKs include a license to intellectual property or if they represent service arrangements and refer to the authoritative guidance that supports your accounting. Also, tell us how you determined that recognition of SDK revenue over time was appropriate and explain how one of the criteria in paragraph 35 of
         IFRS 15 was met.
7.       Please revise to explain what the    reimbursements from joint venture
   on the income
         statement represents and how revenue from these arrangements is recognized.
General

8. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
9. Please file the material agreements with your partners, including joint venture partners, as exhibits to your registration statement. Alternatively tell us why these agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K. Vlado Bosanac
MyFiziq Limited
September 2, 2020
Page 3
10.   We note the following statements in your disclosure:
          Page 2: "Serving as a catalyst for this growth, the Company now has 14 signed binding agreements at a potential run rate of 2.6 million paying subscribers in total within the next three years. This run rate is based on minimum agreed targets between the Company and partners, for the initial 12 month period. We look to penetrate 1-5% of the existing users base within the partner company."
          Page 8: "We currently have fourteen (14) binding agreements with customers which could potentially generate up to USD$52 million in recurring revenue if the initial user subscription targets are met through the customers applications."
          Page 8: "Based on the projected cash flows and the cash balances as of the date of this prospectus, our management is of the opinion that the Company will be in a position to break even within the next twelve (12) months, however this cannot be guaranteed."
          Page 14: "Despite only requiring 150,000 paying subscribers in order to break even, we may require additional capital for future operations."
          Page 29: "Each partner is expected to launch the MyFiziq technology (which
         becomes embedded in the partner   s app) and this is anticipated to
generate significant
         revenue and bring the Company to breakeven point within the next 6 to 12 months."

      Please provide details to support these assertions based upon the terms of the agreements, payment and licensing terms, date that each partner is expected to launch your technology, actual current subscribers of your partners, and assumptions about subscribers of your partners' products that incorporate your technology. Disclose the bases for your material assumptions, including your references to "minimum agreed targets between the Company and partners," "initial user subscription targets," and "projected cash flows and the cash balances as of the date of this prospectus."

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at
(202) 551-6711 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                           Sincerely,
FirstName LastNameVlado Bosanac
                                                           Division of
Corporation Finance
Comapany NameMyFiziq Limited
                                                           Office of Technology
September 2, 2020 Page 3
cc:       Lawrence Metelitsa
FirstName LastName